UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of December 2010

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                           No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 17, 2010

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Manabu Ishii
Name:	Manabu Ishii
Title:	Chief Manager, General Affairs
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc. The Bank of Tokyo-Mitsubishi UFJ, Ltd.

The Bank of Tokyo-Mitsubishi UFJ Signs SPA with The Royal Bank of Scotland Group for the Acquisition of Project Finance Assets

Tokyo, December 17, 2010 — The Bank of Tokyo-Mitsubishi UFJ, Ltd. (BTMU), a subsidiary of Mitsubishi UFJ Financial Group, Inc. (MUFG), and The Royal Bank of Scotland Group plc (RBS) have reached definitive agreement and signed an SPA (Sale and Purchase Agreement) in connection with the acquisition of a portfolio of project finance assets from RBS, the key terms of which were agreed on November 15, 2010.

The portfolio to be acquired comprises loans and related assets of approximately GBP 3.3 billion and principally consists of natural resources, power and other infrastructure assets in EMEA (Europe, Middle-East and Africa). In connection with this acquisition, MUFG, primarily through its subsidiary, Mitsubishi UFJ Securities International plc (London), will acquire associated derivatives.

The transfer of assets is subject to third party consents and is expected to complete in substance by mid 2011.

BTMU will continue to talk with RBS about the potential purchase of other project finance assets in the future.

*        *        *

Contacts:

Mitsubishi UFJ Financial Group, Inc.	Public Relations Division	81-3-3240-7651
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	Public Relations Division	81-3-3240-2950